

July 25, 2011

<u>Via E-mail</u>

Mr. Luca Maestri
Chief Financial Officer
Xerox Corporation
P.O. Box 4505, 45 Glover Avenue
Norwalk, CT 06856-4505

      Re: **Xerox Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2010
              Filed February 23, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2011
              File No. 001-04471

Dear Mr. Maestri:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Stephen Krikorian

              Stephen Krikorian
              Accounting Branch Chief